Exhibit (a) (11)

INTERNATIONAL RECTIFIER ANNOUNCES STRONG SUPPORT VOICED AGAINST VISHAY’S OPPORTUNISTIC AND INADEQUATE

OFFER

THREE OF THE FOUR INDEPENDENT PROXY VOTING ADVISORY FIRMS

RECOMMEND THAT IRF SHAREHOLDERS VOTE FOR THE

BOARD’S INDEPENDENT DIRECTOR NOMINEES AND AGAINST ALL OF THE

VISHAY BY-LAW PROPOSALS

EL SEGUNDO, CA – October 6, 2008 – International Rectifier Corporation (NYSE:IRF) said today that it has filed with the Securities and Exchange Commission and mailed to shareholders a letter highlighting the skepticism with which independent proxy advisory firms and investment analysts have viewed Vishay’s proposals in advance of its Annual Meeting of Shareholders to be held on October 10, 2008.

Richard J. Dahl, Chairman of the Board of International Rectifier said: “We are very pleased by the strong support we have received from the independent research analyst community and from three leading independent proxy advisory services. This is further validation of IRF’s strategic roadmap as the clearly superior alternative to Vishay’s ill-advised, speculative and highly conditional offer.”

The full text of the letter follows:

VOTE THE WHITE PROXY CARD FOR IRF’S DIRECTORS AT THE 2007 ANNUAL MEETING

REJECT VISHAY’S HIGHLY CONDITIONAL AND WHOLLY INADEQUATE $23.00 OFFER

October 6, 2008

Dear Fellow Shareholder:

Your vote at the 2007 Annual Meeting of IRF Shareholders to be held on October 10, 2008 is critical.  As you know, International Rectifier (NYSE: IRF) received an unsolicited, non-binding offer from Vishay Intertechnology (NYSE:VSH) to acquire IRF for $23.00 in cash per share, and Vishay has commenced a highly-conditional tender offer at that price. Your Board of Directors has unanimously rejected the $23.00 offer as financially inadequate and not in the best interests of the Company and its stockholders. Vishay’s offer is subject to an extraordinary number of conditions, including the receipt of the proceeds of financing which it has yet to obtain and may never obtain in this turbulent credit market. These facts make your vote at the 2007 annual meeting a “high risk vote” given the potential disruption and distraction Vishay’s nominees might impose upon your Board of Directors as they potentially seek to put the interests of Vishay above those of IRF shareholders.

THREE OF THE FOUR INDEPENDENT PROXY ADVISORY FIRMS RECOMMEND THAT IRF SHAREHOLDERS SUPPORT YOUR BOARD’S NOMINEES AND REJECT VISHAY’S NOMINEES AND ITS OTHER PROPOSALS

Over the course of the past five days three major independent proxy advisory firms — Glass Lewis & Co., PROXY Governance and Egan-Jones — have recommended that IRF shareholders vote in favor of your Board’s highly-qualified, independent nominees and reject Vishay’s nominees and its other proposals.

In making its recommendation, Glass Lewis & Co, stated:

•      “… Vishay has failed to convince us that IRF directors have not acted in the best interests of shareholders, nor has the Dissident established that its nominees would contribute necessary expertise to the IRF board.  In our opinion, the IRF board has worked to proactively address the Company’s accounting investigation and restatement and, as noted, has worked to revamp the executive Leadership of the Company over the last year…”

In making its recommendation, PROXY Governance, stated:

•      “We believe the incumbent board has demonstrated strong commitment to the interests of all shareholders in pursuing the investigation into financial and internal control issues, driving a corporate restatement, and replacing a complicit management team with both new personnel and strengthened oversight. Because the Vishay tender offer gives shareholders a more direct mechanism to express interest in a buyout, while the dissident slate, lacking any alternative strategic vision, would not clearly strengthen the company’s chances for recovery as a stand-alone entity, we believe shareholders would be better served by electing the management slate of directors...”

In making its recommendation, Egan-Jones, stated:

•      “We are unpersuaded that the dissidents' nominees would bring objectivity to the Board, as it appears that Vishay has mounted the current contest with the objective of pursuing an acquisition of the Company. 2) With respect to Vishay's efforts to date to pursue a transaction with the Company, we believe that the Company's Board has acted consistent with shareholder interests…"

While the RiskMetrics Group did not come out in support the Company’s slate of directors, it made the following statement:

•      “In contrast to the usual proxy contests where activist dissident seeking representation on the target board to influence the company strategy, operations, or capital structure, here the dissident is a hostile acquirer that has a clear intention to acquire the Company.  As such, this analysis will focus on Vishay’s tender offer...”

Three out of four independent proxy firms overwhelmingly support your Board’s position.  We are disappointed by the approach taken by RiskMetrics as our shareholders will have the opportunity to opine on the adequacy of the Vishay Offer independently from our Annual Meeting.  We especially disagree with the view that this is a “low risk vote” particularly given the clear potential for disruption and diversion that is likely to result from the activities of directors with a mission.  We do not believe that it is in the best interest of our shareholders to encourage the appointment of directors to our board whose sponsor, Vishay (i) has publicly criticized our strategic plan, (ii) has asserted recission of a $300 million business transaction, and (iii) is solely focused on acquiring International Rectifier.

SIGNIFICANT SUPPORT FOR IRF’S POSITION FROM INDEPENDENT RESEARCH ANALYSTS

•      Since the publication of our strategic roadmap on September 15th, the research analysts who cover IRF have published updated notes and views on the Company’s outlook. These reports continue to support the conclusion that IRF shareholders should reject the election of the dissident nominees and its opportunistic, ill-advised tender offer.  We have also set out below a selection of the commentary from these recently published reports:

•      Stephens Inc. (September 30, 2008): “We came away from the meeting feeling better about IRF’s retention of engineering talent, which we view as being extremely critical…All of our conversations with large shareholders have indicated that Vishay has a virtually nonexistent chance of being successful with the bid in its current form. The shareholders we spoke with believe that the $23 offer price undervalues IRF’s business....”

•      FBR Capital Markets (September 30, 2008): “After reviewing the investor presentations and proxy solicitations from IR and Vishay, we believe there is little chance that IR will be sold to Vishay because Vishay’s $23 offer price is too low, in our view… Even if Vishay were to raise its offer again, we still do not think a deal would get done... We maintain our Outperform rating ….”

•      Barclays Capital (September 29, 2008): “Though International Rectifier is unlikely to accept Vishay’s recent acquisition proposal, we think the stock has limited downside given that earnings are near a cyclical bottom, a large cash balance, and a low valuation….”

•    McAdams Wright Ragen (October 2, 2008): "Overall, we came away increasingly confident in management’s ability to execute on its long-term strategy and realign IRF to deliver solid growth and profitability over the next few years. ...we maintain that Vishay is being opportunistic with its existing $23 offer and that it does not fairly value IRF. We believe that an independent IRF should deliver significantly better long-term shareholder value."

WHEN IS AN OFFER NOT AN OFFER?

•      In reviewing Vishay’s tender offer documents, we are struck by the extraordinary conditionality of the so-called “offer.”  Vishay not only has yet to secure any financing commitments to support the “offer,” but they also have included so many subjective and immaterial conditions that the “offer” effectively becomes an option for Vishay to choose not to proceed at its own discretion.  We would encourage you to look at the offer document itself with its endless repetitions of conditions dependent on Vishay’s “sole discretion,” particularly without any content as to how that discretion would be exercised.

•      We have already highlighted for you the lack of financing commitments for Vishay’s “offer.” Vishay itself acknowledges in its Offer to Purchase the significant risk of obtaining the financing necessary to complete the transaction, particularly “in light of the current crisis in the U.S. financial services industry.”  It has been six weeks since Vishay made its initial proposal public on August 15, 2008 yet, according to Vishay’s own public statements, it is still “working with” Banc of America and Morgan Stanley to secure commitments.  No definitive arrangements have been announced and no progress report has been furnished.  An offer without financing is hardly an offer worthy of serious consideration.

•      Even if Vishay eventually confirms it has received commitments to fund the transaction, you should be sure to read the fine print – to what conditions will the funding be subjected? How certain will that financing be? Will it be dependent upon the same or similar subjective conditions as Vishay’s “offer”?

YOUR REJECTION OF VISHAY’S “CONFLICTED” NOMINEES IS CRITICAL

•      This election is not just another “short slate” election where dissident nominees will “shake up” a board.

•      Support for the Vishay nominees would be an endorsement of a mediocre and untimely offer — which may never close given the conditionality — and could significantly undermine the Board’s negotiating leverage with Vishay or with any third party if the Board determined to sell the Company.

•      Indeed, if a sale process were to be commenced, how would likely bidders for the Company respond if nominees from one of the bidders — Vishay — were on the Board and a part of the process?  How could other bidders be sure of impartiality given the $50,000 payment Vishay has made to each of its nominees?

•      To be sure, now is not a sensible time to put the Company up for sale.  Except to seek to compel a sale of the Company in one of the worst merger and credit markets in memory, what would these three Vishay nominees add?  Their presence on the Board — nominees of Vishay, which is threatening meritless litigation against the Company — could be very disruptive and destabilizing.  How can you be sure of their impartiality vis-à-vis a litigation with Vishay given the $50,000 payment each nominee is receiving from Vishay?

•      The Company’s Board and its management are seeking to create significant shareholder value, and it is not in shareholders’ interests for the Board and management to be diverted and frustrated in this goal and forced to function in a climate of uncertainty.  Support for the Board’s nominees in October could end this costly and unproductive distraction now.

ALL OF IRF’S NOMINEES ARE INDEPENDENT, EMINENTLY QUALIFIED AND SUPPORT A PROGRAM TO DELIVER SHAREHOLDER VALUE

•      One of the current Company nominees was appointed to the Board in March 2008 and a second in May 2008 following a comprehensive search and vetting process.  Both have made meaningful contributions to the Company’s Board during their relatively short tenure to date.

•      The CEO and the Chairman of the Board are also new to the Board — 4 of the current 8 directors are new. The Company does not need Vishay nominees to have a “fresh look.”

•      The third nominee, Dr. Jack Vance, performed the role of lead independent director during the restatement process and has been an important source of continuity for the subsequent litigation and regulatory processes.

•      These three Company nominees are part of a team designed for and dedicated to shareholder value enhancement and, right now, support the Company’s strategic plan to achieve that goal.

KEEP THE BOARD AND NEW LEADERSHIP TEAM INTACT

ALL OF VISHAY’S PROPOSED BYLAW AMENDMENTS ARE DESIGNED TO LIMIT THE IRF BOARD’S ABILITY TO ACT IN THE BEST INTERESTS OF SHAREHOLDERS

•      The IRF Board has stated that the 2008 annual meeting would be held in early 2009. Vishay’s demand to hold the 2008 annual meeting by December 21, 2008, is an attempt to reduce the amount of time available to the Board and undermine the Board’s negotiating position vis-a-vis Vishay or other potentially interested parties if the Board were to determine to evaluate and potentially pursue value-maximizing alternatives. We would highlight that all four proxy governance firms, including RiskMetrics, have recommended against this proposal.

•      Vishay’s proposed bylaw amendments could be invalid under Delaware law as seeking to limit the IRF Board’s ability to fully exercise its fiduciary responsibilities in responding to changing circumstances.

•      The IRF Board’s policy is that it would not adjourn any meeting without shareholder approval if a quorum is present.  So why is Vishay making an irrelevant proposal to prevent an adjournment of an annual meeting when a quorum is present?  Is it another one of its misleading attempts to create doubt in your minds about the Board’s willingness to act in the best interests of the shareholders?

•      Vishay’s attempt to overturn bylaw amendments by the Board is intended to restrict the Board’s flexibility and its ability to govern the Company in the best interests of our shareholders.

•      All of Vishay’s proposed amendments are designed to further Vishay’s goal of acquiring IRF for an inadequate price.  Vishay is trying to change the rules to further its own interests, not IRF shareholders.

Your Board believes that it is in the best interests of the Company and all of its shareholders to vote FOR each of the Board’s nominees and vote AGAINST each of Vishay’s bylaw amendments. In order to ensure that your vote is cast in support of your Board, please ONLY vote the WHITE International Rectifier Proxy Card or voting instruction card enclosed with this letter.  WE URGE YOU TO DISCARD ANY BLUE PROXY CARD OR VOTING INSTRUCTION CARD RECEIVED FROM VISHAY.

Please vote the enclosed WHITE proxy card or voting instruction card by telephone or via the Internet following the instructions contained on the WHITE proxy or voting card.  Alternatively, please mark, sign, date and return the enclosed WHITE proxy card or voting instruction card using the postage pre-paid return envelope enclosed with the WHITE proxy card.

If you have already voted Vishay’s blue proxy card and wish to change your vote, you have every right to do so by following the instructions received with management’s WHITE proxy card or voting instruction card for submission of a later-dated vote by telephone, via the Internet or by signing, dating and returning a later-dated WHITE proxy card or voting instruction card in the postage-paid return envelope provided.  Only your latest dated vote will count in the final tally.

Time is short and you are urged to cast your vote early without waiting to the final moments of the solicitation.  If you have any questions or need assistance voting your shares, please call D.F. King & Co., Inc., who is assisting International Rectifier, toll-free at 1-888-605-1957.

We look forward to continuing to hear the views of our shareholders and, in turn, to communicate the value and impact of our promising strategic plan.  Thank you for your continued support of International Rectifier.

On Behalf of the Board of Directors,

Oleg Khaykin, CEO	Richard Dahl, Chairman

Forward-Looking Statements

Certain statements made in this letter, including statements regarding future financial and operating performance and conditions of International Rectifier Corporation (the “Company”), are “forward-looking” statements. These statements may be identified by the use of forward-looking terminology such as the words “expects,” “intends,” “believes,” “anticipates,” “may,” “should” and other terms with similar meaning indicating possible future events or actions or potential impact on the business or shareholders of the Company. Except for historical financial and business performance information, statements made in this letter should be considered “forward-looking.” These forward-looking statements speak only as of the date of this letter; we disclaim any obligation to update these statements, and we caution you not to rely on them unduly. Much of the information that looks towards future performance of our company is based on various factors and important expectations and assumptions about future events that may or may not actually come true. While our management considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control, including, without limitation, pending and future governmental inquiries and market demand. As a result, our operations and financial results in the future could differ materially and substantially from those we have discussed in the forward-looking statements made in this letter. More information about certain risks and uncertainties is included in the Company’s annual report on Form 10-K for the fiscal year ended June 30, 2008. This report and the Company’s previously filed documents are on file at the SEC and are readily obtainable at no charge at www.irf.com and www.sec.gov.

Disclaimer

This letter includes statements and information from previously published material. Permission to reprint or use these statements was neither sought nor obtained.

Correction

The Company’s Proxy Statement inadvertently overstated by 3,000,000 the number of shares of Common Stock issued and outstanding as of the Record Date.  The Proxy Statement should have indicated that as of the Record Date there were 72,875,672 shares of Common Stock issued and outstanding and entitled to vote at the Meeting.

About International Rectifier

International Rectifier Corporation (NYSE:IRF) is a world leader in power management technology. IR’s analog, digital, and mixed signal ICs, and other advanced power management products, enable high performance computing and save energy in a wide variety of business and consumer applications.  Leading manufacturers of computers, energy efficient appliances, lighting, automobiles, satellites, aircraft, and defense systems rely on IR’s power management solutions to power their next generation products. For more information, go to www.irf.com.

Note: Statements made or implied in this release that are in the future tense or that are accompanied by words such as “will,” or variations of such words are “forward-looking” and involve risks and uncertainties that are not within International Rectifier’s control. A fuller explanation of these risks and uncertainties, including those related to the changes to the company’s internal controls and governance policies, is contained in International Rectifier’s periodic and other filings from time to time with the Securities and Exchange Commission.

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Company contact:

Investors:

Portia Switzer

310.726.8254

Chris Toth

310.252.7731

or

Media:
Kekst & Co.
Tom Davies, 212-521-4873
Roanne Kulakoff, 212-521-4837